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                              October 21, 2021

       Steve Salis
       Chief Executive Officer
       Sizzle Acquisition Corp.
       4201 Georgia Avenue NW
       Washington DC 20011

                                                        Re: Sizzle Acquisition
Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed September 27,
2021
                                                            File No. 333-254182

       Dear Mr. Salis:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1 filed September 27, 2021

       General

   1. We note your new disclosure on page 10 that your initial stockholders will own approximately 28.8% of
your issued and outstanding shares after this offering as well as the revised disclosure
in the risk factor on page 25 and the three new risk factors on pages
                                                        26 and 40 related to
such ownership. Please revise:

                                                              the disclosure in
the bullet point on page 18 to highlight that initial stockholders control a
substantial interest in the company and may influence certain actions requiring a
shareholder vote;
                                                              the Summary of
Risk Factors section on page 18 to include a bullet point to highlight initial
stockholders own a higher interest in you than most other similarly structured
 Steve Salis
Sizzle Acquisition Corp.
October 21, 2021
Page 2
           blank check companies as mentioned in the new risk factor on page
26;
             the disclosure in the two new risk factors on page 40 about dilution and comparative value to clarify that these risks may have a greater impact on public investors than other SPACs where the shareholders have a 20% interest; and
             the Risk Factors section beginning on page 20 to more prominently disclose the risk factors noted above on pages 25, 26 and 40.

       You may contact Melissa Gilmore at 202-551-3777 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Sherry Haywood at 202-551-3345 with any other questions.



                                                           Sincerely,
FirstName LastNameSteve Salis
                                                           Division of
Corporation Finance
Comapany NameSizzle Acquisition Corp.
                                                           Office of
Manufacturing
October 21, 2021 Page 2
cc:       Benjamin S. Reichel, Esq.
FirstName LastName